Exhibit 10.1
Description of Agreement with Kevin Tarrant Relating to Equity Awards

In connection with the February 1, 2013 retirement of Mr. Kevin Tarrant, former Chief Human Resources Officer, the Compensation, Nominating and Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company resolved, at a meeting held on February 4, 2013 that the equity incentive awards received by Mr. Tarrant under the Omnibus Incentive Plan (the “Plan”) prior to his retirement may continue to vest according to their original vesting schedule and any vested stock options held by Mr. Tarrant can be exercised up to 36 months after his retirement date. Absent such action, under the terms of the Plan, Mr. Tarrant’s unvested equity incentive awards would have been cancelled or forfeited, and he would have been required to exercise his vested stock options within twelve months of his retirement date.